Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Clever Leaves’ Portugal Operation Granted License to Cultivate, Sell, and Export Medical Cannabis

License marks commencement of European cultivation activities and establishes Portugal as Clever Leaves’ European medical cannabis production hub

NEW YORK and LISBON, Portugal, Aug. 25, 2020 (GLOBE NEWSWIRE) – Clever Leaves (the “Company”), a leading multi-national operator and licensed producer of pharmaceutical-grade cannabinoids, announced today it has been granted a license from INFARMED I.P., the Portuguese regulatory authority with oversight over the pharmaceutical industry in Portugal, including medical cannabis, to cultivate, import and export Good Agricultural and Collecting Practice (GACP) quality dried flower, produced from Clever Leaves’ Portugal cultivation site.

Clever Leaves’ Portuguese facility is located on approximately 9 million square feet of land and consists of approximately 110,000 square feet of greenhouse facilities. The license marks the commencement of Clever Leaves’ cultivation activities in Europe and its ability to produce, commercialize and export high-quality, GACP cannabis flower for medicinal purposes. Clever Leaves’ cultivation and post-harvest facilities have been purposely constructed to comply with internationally-recognized quality standards and production systems.

Due to the COVID-19 pandemic, the license is considered provisional until a physical inspection from INFARMED takes place at the cultivation site. While provisional, it gives Clever Leaves Portugal the same rights and qualifications as the definitive license. The physical inspection is expected to occur in the near term and upon successful completion, a formal definitive license will be issued. Having access to capital-efficient medical cannabis production in the European Union is a key achievement for Clever Leaves, and upon receipt of its license from INFARMED, Clever Leaves expects to be the ninth fully licensed medical cannabis cultivator in Portugal. In comparison, there are currently over 400 licensed producers in Canada, as listed on Health Canada’s public website.

“This is an important milestone for Clever Leaves’ operations by creating a production center for dried cannabis flower in Europe, complementing our substantial operation in Colombia which focuses on the production of cannabis extracts. The receipt of our Portuguese license is consistent with our global strategy of prioritizing high-quality, cost-effective production. Portugal has a highly attractive micro-climate for large-scale, efficient production and this license provides us with an opportunity to become one of the largest exporters of medical cannabis in Europe,” said Kyle Detwiler, CEO of Clever Leaves.

“Our team is comprised of industry experts with backgrounds in the agricultural and pharmaceutical industries, and this achievement is a testament to their expertise in meeting the strict regulatory requirements in Portugal”, added Andrés Fajardo, President of Clever Leaves.

Prior to the granting of this license, Clever Leaves had a pre-license which demonstrated that it had met the administrative requirements to proceed in the licensing process. Clever Leaves had also received an authorization from INFARMED to import genetics and was also allowed to engage in test cultivation.

For all business inquiries, please visit Clever Leaves’ direct to business sales platform, www.cleverleaves360.com, to set up an appointment with a Clever Leaves’ business consultant.

Clever Leaves was also recently in the news when they announced a potential business combination with Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) (“SAMA”) and disclosed the signing of a definitive agreement on July 27th. The transaction is expected to close in the fourth quarter of 2020 and the combined company is anticipated to trade on the NASDAQ under the symbol “CLVR”.

About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabinoid business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabinoid companies recognized for its principles, people, and performance while fostering a healthier global community.

About Schultze Special Purpose Acquisition Corp.
Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy.  SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’ stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Press contacts:
McKenna Miller
KCSA Strategic Communications
+1347-487-6197
mmiller@kcsa.com

Diana Sigüenza
Strategic Communications Director

+573102368830
Diana.siguenza@cleverleaves.com

Investor inquiries:
Raphael Gross
ICR

+1203-682-8253
raphael.gross@icrinc.com

Commercial Inquiries:

Bobby Yavari

Clever Leaves

bobby.yavari@cleverleaves.com

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